March 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attention:	Russell Mancuso, Branch Chief
Jay Mumford, Senior Attorney

Re:	Lam Research Corporation
Registration Statement on Form S-4
File No. 333-179267

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lam Research Corporation (the “Company” or “Lam”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 9:00 a.m., eastern time on March 28, 2012, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, David B. Sikes, at (415) 875-5853, and then send written confirmation to the addressees listed on the cover page of the Registration Statement.

Thank you for your assistance.

Very truly yours,

/s/ George M. Schisler, Jr.
George M. Schisler, Jr., Vice President and General Counsel

Lam Research Corporation

cc:	Martin B. Anstice, President and Chief Executive Officer, Lam Research Corporation

Sarah O’Dowd, Group Vice President, Human Resources and Chief Legal Officer, Lam Research Corporation

Daniel R. Mitz, Esq., Jones Day